EXHIBIT 99.1

StatoilHydro: Merger Completed

OSLO, Norway, Oct. 1, 2007 (PRIME NEWSWIRE) -- The merger of Statoil ASA and Norsk Hydro ASA's petroleum activities has been completed today, 1 October 2007.

As of today the shares of the merged company StatoilHydro ASA will trade on the Oslo Stock Exchange under the ticker STL. Hydro continues as a focused aluminium company and will trade under the ticker NHY. Reference is also given to the announcement made by Hydro on 27 September 2007.

 Investor contact
 Contact     Stefan Solberg
 Telephone   +47 22539280
 Cellular    +47 91727528
 E-mail      Stefan.Solberg@hydro.com

 Press contact
 Contact     Inger Sethov
 Telephone   +47 22532036
 Cellular    +47 95022359
 E-mail      Inger.Sethov@hydro.com